

05041787

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG COMPASS (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 EAST 56 STREET. FL: 19
(No. and Street)

NEW YORK (City) NY (State) 10022. (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANIL CRASTO (212) 355-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEISEL TUTEUR & LEWIS
(Name – *if individual, state last, first, middle name*)

101 EISENHOWER PARKWAY (Address) ROSELAND (City) NJ (State) 07068-1086. (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
MAY 03 2005
WASH. D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MANUEL JOSE BALBONTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG COMPASS (USA) LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Sworn before me on 29th day of April 2005

Notary Public

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG COMPASS (USA) LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

CONTENTS

Meisel, Tuteur & Lewis P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
CG Compass (USA) LLC

We have audited the accompanying statement of financial condition of CG Compass (USA) LLC (the "Company") as of December 31, 2004, and the related statements of operations, changes in member capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Compass (USA) LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 1, 2005

101 Eisenhower Parkway • Roseland, NJ 07068-1086
email: mtlcpa.com
Phone: 973-228-4600
Fax: 973-228-6551

CG COMPASS (USA) LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$ 94,143
Receivables from clearing organizations	244,102
Prepaid expenses	8,971
Deferred income taxes	5,009
TOTAL ASSETS	$ 352,225

LIABILITIES AND MEMBER CAPITAL

Due to affiliate	$ 7,821
Accounts payable and accrued expenses	125,313
Deferred income taxes	1,925
TOTAL LIABILITIES	135,059
Member capital	217,166
TOTAL LIABILITIES AND MEMBER CAPITAL	$ 352,225

See accompanying notes to financial statements.

CG COMPASS (USA) LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 577,243
Interest income	8,738
Other income	29
TOTAL REVENUES	586,010
EXPENSES	
Employee compensation and benefits	253,329
Referral fees	157,059
Brokerage, exchange and clearance fees	71,276
Communications and data processing	19,878
Professional fees	46,377
Occupancy	9,231
Other	17,340
TOTAL EXPENSES	574,490
INCOME BEFORE INCOME TAXES	11,520
PROVISION FOR INCOME TAXES	3,827
NET INCOME	$ 7,693

See accompanying notes to financial statements.

CG COMPASS (USA) LLC

STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance at January 1, 2004	$	29,473
Net income		7,693
Member contribution		180,000
Balance at December 31, 2004	$	217,166

See accompanying notes to financial statements.

CG COMPASS (USA) LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

RECONCILIATION OF NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Net income	$ 7,693
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:	
Deferred income taxes	(2,864)
Changes in operating assets and liabilities:	
Receivables from clearing organization	(244,101)
Prepaid expenses	(8,429)
Due to affiliate	7,710
Accounts payable and accrued expenses	119,813
TOTAL ADJUSTMENTS TO NET INCOME	(127,871)
NET CASH USED IN OPERATING ACTIVITIES	(120,178)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	180,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	180,000
NET INCREASE IN CASH	59,822
CASH – BEGINNING	34,321
CASH – ENDING	$ 94,143
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 150
Cash paid for interest expense	$ 280

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

CG Compass (USA) LLC (the "Company") was incorporated under the laws of Delaware on October 1, 2003 and is a wholly owned subsidiary of Compass Group Holding LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company was granted registration as a broker dealer on May 26, 2004. The Company earns commissions on trading equity and fixed income transactions initiated by its customers. Client funds are held by the Company's clearing house in the name of each client and the Company does not act as a principal on any trade transaction.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting and reporting policies used in preparing the financial statements

Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement purposes.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

As a limited liability company in New York State, the Company is taxed as a partnership. There is no provision for federal or state income taxes on the earnings of the Company as such earnings will flow through directly to its members. The provision for income taxes consists solely of New York City taxes.

Income taxes are deferred under the liability method in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". Under the liability method, deferred income taxes are provided for all differences between the financial statement and tax basis of assets and liabilities. Such differences are primarily due to the Company recognizing revenue/expense on the accrual basis for financial statement purposes and the cash basis for tax purposes.

The components of the income tax benefit/(expense) for the year ended December 31, 2004 is as follows:

Deferred tax benefit/(expense)	$	2,864
Current tax expense	$	(6,691)
Total tax benefit/(expense)	$	(3,827)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

Foreign Finder Agreement

The Company has agreements with three related parties, in which the Company pays the related party a portion of the net brokerage, transactional, commission and other fee collected from those accounts introduced by the related parties. These fees are payable on a semi-annual basis following the Company's collection from the client. Referral fee expense was $157,059 for the year ended December 31, 2004.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Furthermore, the aggregate indebtedness is limited to eight hundred percent of net capital because the Company has been operating as a broker dealer for less than twelve months. At December 31, 2004 the Company's net capital was $198,176, which was $181,294 in excess of its minimum requirement of $16,882.

4. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) or (ii) or (iii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. At times, the balance in the accounts may be in excess of federally insured limits.

6. RELATED PARTY TRANSACTIONS

The Company's dealings with related parties are disclosed in the accompanying financial statements and related notes.

The amount shown as "Due to affiliate" on the Statement of Financial Condition represents amounts paid for operational expenses.

The Company shares its office space as well as various administrative services with Compass Group LLC and Compass Capital Management LLC, which has the same owner as the Company. Certain expenses such as payroll costs, rent and office expenses are allocated to the Company at cost. The related expenses incurred by the Company are recorded on the Statement of Operations.

The Company derives a majority of its commission revenues from related party referral sources and is responsible for payment of referral fees on such revenues.

At December 31, 2004 the Company owed $6,551 to related parties for foreign finder fees.

CG COMPASS (USA) LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

Member capital	$ 217,166
Less: nonallowable assets	
Deferred taxes	5,009
Prepaid expenses	8,971
	13,980
Other deductions	
Fidelity bond	5,000
Net capital before haircuts on investments	198,186
Haircuts on investments	(10)
Net capital	$ 198,176
Aggregate indebtedness	135,059
Computed minimum net capital requirement (12.5% of aggregate indebtedness)	16,882
Minimum net capital required	5,000
Ratio: Aggregate indebtedness to net capital	.68 to 1

There are no material differences between the Audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2004.

See accompanying notes to financial statements.

Meisel, Tuteur & Lewis
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS P.C.

To the Member
CG Compass (USA) LLC

In planning and performing our audit of the financial statements and supplemental schedules of CG Compass (USA) LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 Eisenhower Parkway • Roseland, NJ 07068-1086
email: mtlcpa.com

Phone: 973-228-4600
Fax: 973-228-6551

Meisel, Tuteur & Lewis
CERTIFIED PUBLIC ACCOUNTANTS P.C.
MANAGEMENT CONSULTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of CG Compass (USA) LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MEISEL, TUTEUR & LEWIS, P.C.

Meisel, Tuteur & Lewis, P.C.

Roseland, New Jersey
February 1, 2005

101 Eisenhower Parkway • Roseland, NJ 07068-1086
email: mtlcpa.com
Phone: 973-228-4600
Fax: 973-228-6551